Exhibit 12

Prime Succession, Inc. and subsidiaries
Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

                                                         Three months ended
                                                              March 31,
                                                         -------------------
                                                         1997           1996
                                                         ----           ----
Ratio of Earnings to
Fixed Charges

Earnings:
   Loss before income taxes                              (920)        (6,396)
   Add:  Fixed charges, net                             6,192          4,005

         Income (loss) before income
                  taxes and fixed charges, net
                                                        5,272         (2,391)

Fixed Charges:

                Total interest expense (1)              5,992          3,778
                Interest factor in rents (2)              200            227

                Total fixed charges                     6,192          4,005

Ratio of earnings to fixed charges                       0.85          (0.60)

Coverage deficiency (3)                                   920          6,396



      (1) Total interest expense for each period includes amortization of loan costs. (1)

      (2) Interest factor in rents represents one-third of rent expense, which is considered (2) representative of the interest factor.


      (3) The Company's earnings are inadequate to cover fixed charges for all periods indicated above. (3) Coverage deficiency represents the excess of fixed charges over income before income taxes and fixed charges, net.

